August 9, 2016

Via EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Brian Cascio, Accounting Branch Chief, Office of Electronics and Machinery Martin James, Senior Assistant Chief Accountant Jeanne Bennett

Re:	Capnia Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 25, 2016
Form 10-Q for the Quarterly Period Ended March 31, 2016
Filed May 12, 2016 File No. 001-36593

Dear Mr. Cascio:

On behalf of Capnia, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 5, 2016, relating to:

•	the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015, filed with the Commission on May 4, 2015;

•	the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, filed with the Commission on August 10, 2015;

•	the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, filed with the Commission on November 12, 2015;

•	the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016, filed with the Commission on May 12, 2016; and

•	the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the Commission on March 25, 2016.

August 9, 2016

In response to the Staff’s comments, the Company is filing concurrently with this letter an abbreviated amendment for each of the Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, June 30 and September 30, 2015, an abbreviated amendment for the Annual Report on Form 10-K for the fiscal year ended December 31, 2015, and an amended Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016, which reflect these revisions and updates and clarifies certain other information.

In this letter, we have recited the comments from the Staff in bold italicized type and have followed each comment with the Company’s response. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form 10-K for the Fiscal Year Ended December 31, 2015

Exhibit 31.1 and 31.2 Certifications

1.	We note that the officer certifications do not include the language referring to internal control over financial reporting that should appear in the introductory sentence of paragraph 4 and paragraph 4(b). Please refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K and amend the filing to include the correct certifications. You may file an abbreviated amendment that includes a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. This comment also applies to your Forms 10-Q for the quarters ended March 31, June 30 and September 30, 2015.

RESPONSE TO COMMENT 1: The Company acknowledges the Staff’s comment regarding its omission of officer certifications containing language referring to internal control over financial reporting that should appear in the introductory sentence of paragraphs 4 and 4(b), and has filed an abbreviated amendment to its Annual Report on Form 10-K for the fiscal year ended December 31, 2015, and to each of its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, June 30 and September 30, 2015, including, for each abbreviated amendment, a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certifications required by Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K.

August 9, 2016

Form 10-Q for the Quarterly Period Ended March 31, 2016

Item 4. Management’s Report on Internal Control Over Financial Reporting, page 20

2.	We note your disclosure on page 20 that you have conducted an evaluation of the effectiveness of internal control over financial reporting as of March 31, 2016. We note that Item 308 of Regulation S-K requires management to provide its report on internal control over financial reporting as of the most recent fiscal year end. Please confirm to us that you have performed an assessment of your internal control over financial reporting in the interim period, or remove the disclosures from the requested amendment to your Form 10-Q.

RESPONSE TO COMMENT 2: The Company acknowledges the Staff’s comment regarding its disclosure on page 20 of its Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 2016, that the Company has conducted an evaluation of the effectiveness of internal control over financial reporting as of March 31, 2016, and that Item 308 of Regulation S-K requires management to provide its report on internal control over financial reporting as of the most recent fiscal year end. The Company has removed this disclosure from its amended Quarterly Report on 10-Q/A.

Exhibit 31.1 and 31.2 Certifications

3.	We note that the officer certifications do not include the language referring to internal control over financial reporting that should appear in the introductory sentence of paragraph 4 and paragraph 4(b). Please amend the filing to include the correct certifications. Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K.

RESPONSE TO COMMENT 3: The Company acknowledges the Staff’s comment regarding its omission of officer certifications containing language referring to internal control over financial reporting that should appear in the introductory sentence of paragraphs 4 and 4(b), and has filed an amended Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016, to include the certifications required by Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K.

August 9, 2016

Exhibit 32.2 Certifications

4.	The Section 906 certification included in Exhibit 32.2 refers to the fiscal quarter ended September 30, 2015. Please file a full amendment with currently dated corrected certifications.

RESPONSE TO COMMENT 4: The Company acknowledges the Staff’s comment regarding its reference to the fiscal quarter ended September 30, 2015 with respect to its Section 906 certification that is included in Exhibit 32.2. The Company notes that there is no Exhibit 32.2 for its Quarterly Report filed on Form 10-Q for the period ended March 31, 2016, but that Exhibit 32.1 that was included as part of its Quarterly Report filed on Form 10-Q for the period ended March 31, 2016 included certifications by both its Principal Executive Officer and Principal Financial Officer. The Company has filed an amended Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016, to include currently dated corrected certifications.

The Company has provided a written statement acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, June 30 and September 30, 2015, and March 31, 2016, and for the Annual Report on Form 10-K for the fiscal year ended December 31, 2015, and any amendments thereto;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, June 30 and September 30, 2015, an abbreviated amendment for the Annual Report on Form 10-K for the fiscal year ended December 31, 2015, and an amended Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016, or any amendments thereto; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding the Company’s responses or the revised filings to Elton Satusky, 650-565-3588, or esatusky@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Elton Satusky
Elton Satusky

On behalf of the Company, the undersigned certifies:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, June 30 and September 30, 2015, and March 31, 2016, and for the Annual Report on Form 10-K for the fiscal year ended December 31, 2015, and any amendments thereto;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, June 30 and September 30, 2015, an abbreviated amendment for the Annual Report on Form 10-K for the fiscal year ended December 31, 2015, and an amended Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016, or any amendments thereto; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Anish Bhatnagar, M.D.
Anish Bhatnagar, M.D.,
President and Chief Executive Officer